

Mail Stop 3720

December 11, 2008

Mr. David Doft
Chief Financial Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

      RE: **MDC Partners, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 10, 2008

               Form 10-Q for Fiscal Quarter Ended September 30, 2008
               File No. 1-13718

Dear Mr. Doft:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.   We note on page 15 that normally the fourth quarter generates the highest quarterly revenues in a year and it has been the period in which the highest volumes of media placements and retail related consumer marketing occur. In your next filing, please provide a comprehensive discussion of your 2008 fourth quarter results so that it is transparent to readers how the economic downturn is impacting your operations and liquidity. In preparing your disclosure, please consider the following items:

    - If you have experienced an unusually poor fourth quarter, this fact and its ramifications should be made clear to investors.
    - Discuss any known trends or events likely to impact your results of operations or liquidity in the upcoming year, including potential reductions in revenues from any of your significant customers or from any particular industry. Clearly disclose the extent to which your revenues are concentrated in certain industries and the impact that this concentration may have on your results of operations and liquidity, as discussed in SOP 94-6.
    - Your discussion should address the operations of your segments and/or within geographic regions to the extent necessary for a clear understanding of your circumstances.
    - You should explain the impact of tightening credit markets and stock market turmoil has had and is likely to continue to have on the company.

2.   In light of the recent economic turmoil and the significant decrease in the price of your common shares, explain to us the consideration that you have given to a possible impairment of your goodwill, other intangible assets and long-lived assets. In your next filing, include clear and robust disclosure regarding the facts and circumstances leading to any recognized impairment. If no impairment is required to be recognized despite the presence of impairment indicators, discuss the possibility of a future impairment and the sensitivity of your impairment analysis to management's estimates.

Note 2. Significant Accounting Policies, page 47

Put Options, page 53

3.   It is unclear to us how your accounting policy for put options considers the effect of the exercise price in determining the balance for minority interests at each balance sheet date. Tell us how you applied the guidance in EITF Topic D-98 in accounting for these put options.

Note 4. Acquisitions, page 54

2007 Acquisitions, page 54

4.   Tell us how you accounted for the additional payments of $1,500 that you will be
        required to make relating to the acquisition of Redscout, LLC. Tell us where you
        recorded the offset to the accrual of deferred acquisition consideration.

Note 8. Goodwill and Intangible Assets, page 61

5.   Tell us the components of the goodwill of $14,383 that you acquired during the year
        ended December 31, 2007. In this regard, we note your disclosure at Note 4 regarding
        goodwill acquired in your acquisitions of VitroRobertson LLC, Redscout LLC, and HL
        Group Partners LLC, totaling $6,523.

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 12

Comparator Companies, page 16

6.   We note your references to certain comparator companies (including Omnicom, WPP
        Group, Interpublic, Harte Hanks, Vlassis, and Doubleclick). It appears that the
        compensation committee may benchmark total compensation levels to your comparator
        group. Refer to Refer to Regulation S-K Compliance and Disclosure Interpretations,
        Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-
        kinterp.htm. If you engage in benchmarking, please confirm that you have identified all
        of the companies considered by you or Mercer in conducting the benchmarking analyses.
        In future filings, please provide additional detail about how the comparator information
        was used in making compensation decisions with respect to your named executive
        officers in your most recent fiscal year.

Incentive Awards Earned Based on 2007 Performance, page 16

7.   We note your references to various pre-approved individual and corporate performance
        criteria and targets connection with determination of your incentive awards. Please
        disclose these pre-approved criteria and targets in future filings. To the extent the targets
        are not stated in quantitative terms, disclose how the compensation committee
        determined the officer's achievement levels for that performance measure. If you believe
        that disclosure of performance goals is not required because it would result in
        competitive harm such that you may omit this information under Instruction 4 to Item
        402(b) of Regulation S-K, please provide in your response letter a detailed explanation of
        such conclusion. If you believe you have a sufficient basis to keep the information
        confidential, disclose in future filings how difficult it would be for the executive or how

likely it would be for you or a business unit to achieve the undisclosed performance goal. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

8.   In future filings, provide a more detailed explanation of how the various individual and corporate performance criteria and targets, as well as the other evaluations mentioned, actually resulted in the 2007 incentive awards for each of the named executive officers. Tabular disclosure may be helpful in conveying this information.

9.   In future filings, please define adjusted EBITDA, organic revenue growth, and net new business wins. Refer to Instruction 5 to Regulation S-K Item 402(b).

Form of Long-Term Incentives, page 17

10.   In future filings, clarify how the amounts of restricted stock and restricted stock unit awards were determined for each of the named executive officers in your most recent fiscal year. Tabular disclosure may be helpful in conveying this information.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 22

11.   With respect to Mr. Nadal's Services Agreement, disclose in future filings the meaning of "annual retainer." Also quantify the obligations that the company would have had to Mr. Nadal for non-renewal of the old services agreement that were satisfied by a portion of the $3.5 million one-time non-renewal fee.

Outstanding Equity Awards at 2007 Fiscal Year-End, page 25

12.   We refer you to footnote (7) to the table. In future filings, disclose the grant dates for the various awards so that investors can determine the vesting date. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director